UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2017
Commission file number: 0-30324
RADWARE LTD.
(Name of registrant)
22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒  Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
___________________

This Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674, 333-193124 , 333-212608 and 333-218987).

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Reports Results of Annual General Meeting, dated September 22, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.
By: /s/ Doron Abramovitch
Doron Abramovitch Chief Financial Officer

Date: September 22, 2017

EXHIBIT INDEX
Exhibit Number	Description of Exhibits

99.1	Radware Reports Results of Annual General Meeting